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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February, 2004

SR Telecom Inc. (Translation of registrant's name into English)
Corporate Head Office 8150 Trans-Canada Hwy, Montreal, Qc H4S 1M5, (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F |X|     Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|      No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pierre St-Arnaud (Registrant)

Date: February 26, 2004	By:	/s/ Pierre St-Arnaud (Signature)*

* Print the name and title of the signing officer under his signature.

News Release

www.srtelecom.com

For more information:

David Adams (Senior Vice-President, Finance and CFO)	Scott Lawrence (Maison Brison)
(514) 335-4035	(514) 731-0000
email: scott@maisonbrison.com

SR Telecom Subsidiary Receives Approval for Access Tariff Increase

MONTREAL, February 26, 2004 – SR TelecomTM Inc. (TSX: SRX; Nasdaq: SRXA) today announced that its Chilean subsidiary, CTR, has received approval from Subtel, the Chilean telecommunications regulator, to significantly increase its access tariffs. Subtel’s ruling on CTR’s access tariff increase request allows for growth in all of CTR’s rate plans, and will take effect on March 1, 2004. SR Telecom expects that the effect of the tariff increase will be to augment CTR’s revenues and operating cash flow by more than CDN$1.5 million on an annualized basis.

“We are extremely pleased with Subtel’s decision to allow CTR to adjust its access rate plans,” said David Adams,
SR Telecom’s Senior Vice-President, Finance and Chief Financial Officer. “Once implemented, these tariff increases will be immediately accretive to CTR’s revenues and, along with our planned network expansion, will contribute significantly to CTR’s operational profitability.”

About CTR

Comunicacion y Telefonia Rural (CTR) is a provider of local telephone and Internet access services to residential, commercial and institutional customers in a large, predominantly rural area of Chile. CTR is a majority-owned subsidiary of SR Telecom.

About SR Telecom

SR TELECOM (TSX: SRX, Nasdaq: SRXA) is a world leader and innovator in Fixed Wireless Access technology, which links end-users to networks using wireless transmissions. SR Telecom’s solutions include equipment, network planning, project management, installation and maintenance services. The Company offers one of the industry’s broadest portfolios of fixed wireless products, designed to enable carriers and service providers to rapidly deploy high-quality voice, high-speed data and broadband applications. These products, which are used in over 120 countries, are among the most advanced and reliable available today.

FORWARD-LOOKING STATEMENTS

Except for historical information provided herein, this press release may contain information and statements of a forward-looking nature concerning the future performance of the Company. These statements are based on suppositions and uncertainties as well as on management's best possible evaluation of future events. Such factors may include, without excluding other considerations, fluctuations in quarterly results, evolution in customer demand for the Company's products and services, the impact of price pressures exerted by competitors, and general market trends or economic changes. As a result, readers are advised that actual results may differ from expected results.

SR TELECOM and CTR are trademarks of SR Telecom Inc. All rights reserved 2003. All other trademarks are property of their owners.

SR Telecom Inc. 8150 Trans-Canada Hwy., Montreal QC H4S 1M5 T (514) 335.1210 F (514) 334.7783	1